1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 3, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

For Main Board and GEM listed issuers

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/07/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Aluminum Corporation of China Limited

Date Submitted: 03/08/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 601600 Description : A Shares

	No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)
Balance at close of preceding month	9,580,521,924	1	9,580,521,924
Increase/(decrease)	0		0
Balance at close of the month	9,580,521,924	1	9,580,521,924

(2) Stock code : 2600 Description : H shares

	No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)
Balance at close of preceding month	3,943,965,968	1	3,943,965,968
Increase/(decrease)	0		0
Balance at close of the month	3,943,965,968	1	3,943,965,968

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	9,580,521,924	3,943,965,968	N/A	N/A
Increase/ (decrease) during the month	0	0	N/A	N/A
Balance at close of the month	9,580,521,924	3,943,965,968	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*						
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	N/A	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): N/A

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) N/A
(Preference shares) N/A
(Other class) N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) N/A

(Preference shares) N/A

(Other class) N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: ______________Liu Qiang _________
Title: ________Company Secretary _________
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary